EXHIBIT 3.1

AMENDMENT
TO THE THIRD RESTATED ARTICLES OF INCORPORATION
 OF
ASHLAND INC.

The second paragraph of Article VI of Ashland’s Third Restated Articles of Incorporation should be deleted in its entirety and replaced with a new second paragraph of Article VI, as set forth below:

Commencing with the 2015 annual meeting of shareholders, the members of the Board of Directors (other than those who may be elected by the holders of any class or series of capital stock of the Company having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of these Articles of Incorporation or of such class or series of stock) shall be elected for one-year terms and each director shall hold office until his or her successor is elected and qualified; provided, that any director elected for a longer term before the 2015 annual meeting of shareholders shall hold office for the entire term for which he or she was originally elected.  At each annual meeting of the shareholders, the date of which shall be fixed by or pursuant to the By-laws of the Company, the successors of the directors standing for election shall be elected to hold office for one-year terms expiring at the next annual meeting of shareholders.